Exhibit 12
RATIO OF EARNINGS TO FIXED CHARGES
Coca-Cola Bottling Co. Consolidated
Ratio of Earnings to Fixed Charges
(In Thousands, Except Ratios)

	Fiscal Year
	2010	2009	2008
Computation of Earnings:
Income before income taxes	$61,191	$57,124	$19,877
Add:
Interest expense	32,831	35,176	37,231
Amortization of debt premium/discount and expenses	2,330	2,303	2,449
Interest portion of rent expense	1,656	1,496	1,325

Earnings as adjusted	$98,008	$96,099	$60,882

Computation of Fixed Charges:
Interest expense	$32,831	$35,176	$37,231
Capitalized interest	148	103	375
Amortization of debt premium/discount and expenses	2,330	2,303	2,449
Interest portion of rent expense	1,656	1,496	1,325

Fixed charges	$36,965	$39,078	$41,380

Ratio of Earnings to Fixed Charges	2.65	2.46	1.47